UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-41401

Prenetics Global Limited

Unit 701-706, K11 Atelier King’s Road
728 King’s Road, Quarry Bay
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

EXHIBIT INDEX

Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: April 1, 2024